Santiago, July 31, 2024
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Board agreement on updating the Habituality Policy.

Mrs. President
In accordance with the provisions of articles 9 and 10 of Law No. 18,045, letter “b” of article 147 of law 18,046, and other relevant regulations, Banco Santander-Chile hereby informs that, in accordance with the new guidelines provided by General Standard No. 501 of the Financial Market Commission on the content of the Habituality Policy for operations with related parties and reporting of those operations, the Bank's board of directors on July 30 approved a new version of the policy, which will be made available to the public in the “Corporate Information” section found on the company's website, https://banco.santander.cl/nuestro-banco/informacion-corporativa, and also in the Shareholders Department, located at Bandera 140, 19th floor, Santiago.

Banco Santander-Chile complies with making this situation known to the market, in compliance with the information duties that assist it.

Sincerely,

    Román Blanco Reinosa
    Chief Executive Officer

c.c. Stock exchange